July 15, 2008

Brian W. Nocco
Executive Vice President and Chief Financial Officer
XL Capital Ltd
XL House
One Bermudiana Road
Hamilton, Bermuda HM 11

Re: XL Capital Ltd
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File Number: 001-10804

Dear Mr. Nocco:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief